STERLING GROUP VENTURES, INC.

October 11, 2011

Via EDGAR

Division of Corporation Finance
U. S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Anne Nguyen Parker, Branch Chief

Re: Sterling Group Ventures Inc. ("Sterling")
Form 8-K filed on July 11, 2011
File No. 0-51775

Dear Ms. Parker:

I refer to your letter dated October 5, 2011 in relation to the captioned filing.

The following is an excerpt from our August 7, 2011 response to your original letter of July 28, 2011, "No exploration work has been undertaken by Hongyu in respect of the permit. There are no other operations being conducted and there are no activities." The reason we are able to potentially commence preliminary production on the phosphate property in spite of the lack of activities on the property is because it was purchased with all preliminary work having all ready been completed by agencies of the Chinese government. The purchase price for the right to develop the property included a fee representing the work that had brought the property to a state of preproduction. We acquired it with the goal of bringing it to production as soon as possible but did not require any further work on the ground during the first several months of acquisition. All of our efforts have been administrative in nature since acquisition and are currently geared to hiring appropriate senior geological and engineering staff to commence the preproduction as soon as possible.

Our Form 8-K has been revised to clarify this issue.

Further to your letter dated October 5, 2011 regarding the comments for Form 8-K filed on July 11, 2011, we acknowledge that:

  Sterling is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this response to your question will be satisfactory. Please advise if otherwise.

Sincerely,
Sterling Group Ventures, Inc.

/s/ Raoul Tsakok

Raoul Tsakok, Chairman and Chief Executive Officer

Suite 308 – 1228 Marinaside Cr., Vancouver, B.C., Canada V6Z 2W4
Tel: (604) 689.4407; Fax: (604) 408.8515